Exhibit 99.1

Babcock & Brown Air Limited
West Pier • Dun Laonghaire • County Dublin • Ireland
T +353 1 231 1900 • F +353 1 231 1901 • www.babcockbrown.com

NYSE Release

BABCOCK & BROWN AIR DECLARES QUARTERLY CASH DIVIDEND OF $0.50 PER SHARE

Dublin, Ireland, January 14, 2008 – Babcock & Brown Air Limited (NYSE: FLY), a company that leases commercial aircraft worldwide, announced today that its board of directors has declared a cash dividend for the fourth quarter of 2007 of $0.50 per common share. The dividend will be payable on February 20, 2008 to shareholders of record as of January 31, 2008.

About Babcock & Brown Air Limited

Babcock & Brown Air (B&B Air) acquires and leases commercial jet aircraft. B&B Air was formed by Babcock & Brown Limited (ASX: BNB), a global investment and advisory firm with more than 25 years of experience in aircraft leasing and financing. B&B Air leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air’s strategy is to grow its portfolio through accretive acquisitions of leased aircraft and to increase its distributable cash flows and quarterly dividends. For more information, visit www.babcockbrownair.com.

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Contact:

Matt Dallas

Babcock & Brown

+ 1 212-796-3918

matt.dallas@babcockbrown.com